Exhibit 3.25

NORTHERN COAL TRANSPORTATION COMPANY

PLAN OF CONVERSION

THIS PLAN OF CONVERSION (the “Plan”) shall become effective upon filing of Articles of Conversion with the Oregon Secretary of State (the “Effective Time”) and provides for the conversion of Northern Coal Transportation Company (the “Converting Corporation”) from an Oregon corporation to an Oregon limited liability company to be known as Northern Coal Transportation LLC (the “Company”) pursuant to the provisions of Section 60.472 of the OREGON REVISED STATUTES and in accordance with the Plan (the “Conversion”).

RECITALS

WHEREAS the Converting Corporation is a corporation duly organized and existing under the laws of the State of Oregon and is a wholly owned subsidiary of NERCO Coal LLC, a Delaware limited liability company (the “Sole Shareholder”); and

WHEREAS the Board of Directors of the Converting Corporation has adopted, and the Sole Shareholder has approved, the Plan;

NOW, THEREFORE, the Converting Corporation shall be converted and reorganized as a limited liability company upon the following terms and conditions:

PLAN

1.             Name. The name of the limited liability company into which the Converting Corporation will be converted is Northern Coal Transportation LLC.

2.             Conversion of Shares. At the Effective Time and by virtue of the filing of Articles of Conversion (with a copy of the Plan attached thereto) with the office of the Oregon Secretary of State in accordance with Section 60.476 of the OREGON REVISED STATUTES, and without any further action, all issued and outstanding shares of the Converting Corporation’s common stock registered in the name of the Sole Shareholder shall be converted into 100 units of membership interest in Northern Coal Transportation LLC (as more fully detailed in the proposed Limited Liability Company Agreement of the Company) and registered in the name of NERCO Coal LLC, as the Company’s Sole Member, and such shares of Northern Coal Transportation Company common stock shall cease to exist.

3.           Effective Time. The Conversion shall become effective upon filing of Articles of Conversion with the Oregon Secretary of State (the “Effective Time”).

4.           Management. At the Effective Time, each Director of the Converting Corporation shall become a Manager of the Company (each such Manager to be referred to individually as a Director, and the Directors, collectively, to be referred to as the Board of Directors), and management of the Company shall be vested in such Board of Directors.

5.           Officers. At the Effective Time, the duly appointed Officers of the Converting Corporation shall become duly appointed Officers of the Company.

6.           Effect of Conversion.

(i)               At the Effective Time, all of the rights, privileges, obligations, liabilities and duties of the Converting Corporation; all property of the Converting Corporation, whether real, personal or mixed; all debts of whatever nature owed to the Converting Corporation; and all other things and causes of action of the Converting Corporation shall be vested in the Company and thereafter attach to the company without further notice or action.

(ii)              The Converting Corporation shall not be required to wind up its affairs, pay its liabilities or distribute its assets. The Conversion shall constitute a continuation of the existence of the Converting Corporation in the form of the Company.

(iii)             The Converting Corporation and the Company shall be the same entity.

SIGNED AND DATED this 12th day of October 2009 to become effective as of the Effective Date.

NORTHERN COAL TRANSPORTATION COMPANY, an Oregon corporation

By:	/s/ Shannon S. Crompton
SHANNON S. CROMPTON
Its:	Secretary